                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F___

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes ___     No X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: October 24, 2003                        ASHANTI GOLDFIELDS COMPANY LIMITED



                                              By:  /s/ Ernest Abankroh
                                                  --------------------------
                                              Name:  Ernest Abankroh
                                              Title:  Company Secretary

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                                     (LOGO)


                                  PRESS RELEASE

FOR IMMEDIATE RELEASE                                            24 OCTOBER 2003


                 CONFIRMATION OF REVISED PROPOSAL FROM RANDGOLD

The board of Ashanti Goldfields Company Limited ("Ashanti") notes the announcement earlier today by Randgold Resources Limited ("Randgold"). Ashanti confirms that it has today received a revised all-share merger proposal from Randgold to acquire the issued share capital of Ashanti at an exchange ratio of
0.56 new Randgold ordinary shares for every 1 Ashanti ordinary share (the "Revised Proposal"). Otherwise the Revised Proposal is subject to the same terms and conditions as set out in the formal merger proposal received from Randgold on 23 September 2003. These include a number of pre-conditions including the recommendation of the board of Ashanti, entering into a satisfactory transaction agreement with Ashanti and the receipt of an undertaking to accept the offer from the Government of Ghana.

The board of Ashanti will, together with its advisers, evaluate the terms of the Revised Proposal and will consider, amongst other things, whether it constitutes a Superior Proposal as defined in the transaction agreement with AngloGold Limited ("AngloGold"). A further announcement will be made as and when appropriate.

Meanwhile, the board of Ashanti continues to recommend the revised proposed merger with AngloGold at an exchange ratio of 29 AngloGold ordinary shares for every 100 Ashanti shares held, as announced on 14 October 2003.

The Revised Proposal, which would be effected by way of a scheme of arrangement under section 231 of the Ghana Companies Code, is also conditional on, amongst other things, the approval of the scheme by 75% of Ashanti shareholders voting at the meeting to approve the scheme. Lonmin Plc, which holds 27.6% of Ashanti's issued share capital, has irrevocably undertaken to AngloGold not to have any discussions with Randgold, or to accept or support any proposal from Randgold unless such proposal includes a fully underwritten cash alternative and the board of Ashanti determines it to be a Superior Proposal. The Revised Proposal does not include a fully underwritten cash alternative.

There can be no assurance that an agreement with Randgold will be reached or that a transaction with either Randgold or AngloGold will be implemented. Consequently, shareholders of Ashanti are advised to exercise caution when dealing in the relevant securities.

END
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FOR FURTHER INFORMATION CONTACT:

ASHANTI GOLDFIELDS COMPANY LIMITED
Srinivasan Venkatakrishnan (Venkat)                   Tel:  +233 21 778 171
Kwaku Akosah-Bempah                                   Tel:  +233 21 778 173
Corinne Gaisie                                        Tel:  +44 20 7256 9938

GRANDFIELD
UK Investors and Media
Charles Cook                                          Tel:  +44 20 7417 4170
Matthew Jervois

THE GLOBAL CONSULTING GROUP
North American Contact
Allan Jordan                                          Tel:  +1 646 284 9452

CIBC WORLD MARKETS
Andy Quinn                                            Tel:  +44 20 7234 6000

Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of the important factors and risks involved in Ashanti's business refer to Ashanti's filings with the U.S. Securities and Exchange Commission (the "Commission"), including Ashanti's amended annual report on Form 20-F/A for the year ended 31 December 2002, filed with the Commission on 17 June 2003.

Ashanti does not undertake any obligation to update publicly any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.